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November 17, 2011

VIA EDGAR

Ms. Peggy Kim
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	ModusLink Global Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 24, 2011
File No. 1-35319

Dear Ms. Kim:

On behalf of ModusLink Global Solutions, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to the Company’s preliminary proxy statement on Schedule 14A, as amended (the “Proxy Statement”).

This letter also responds to the November 2, 2011 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Proxy Statement. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s supplemented response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Proxy Statement next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

General

1.	Please revise to include a background discussion of the contacts between the participants and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

November 17, 2011

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include a “Background to the Solicitation” section. Please refer to pages 4 through 6 of the Amendment. A copy of the press releases by Peerless and the Company referenced in the Amendment accompany this correspondence.

Withheld Votes, Abstentions and Broker Non-Votes, page 3

2.	Please revise to clarify the effect of abstentions and broker non-votes on the quorum requirement. Since Peerless has nominated two directors, please revise to more clearly state the effect of abstentions and broker non-votes on the election of directors. Refer to Item 21(b) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to clarify the effect of abstentions and broker non-votes on the quorum requirement and to more clearly state the effect of abstentions and broker non-votes on the election of directors. Please refer to page 3 of the Amendment.

Proposal 5: Approval of Tax Benefits Preservation Plan, page 15

3.	Please revise to describe the anti-takeover effect of the proposal. Please also disclose whether the Peerless Group has submitted a request to obtain an exemption and whether the board has granted or denied a waiver or is still considering the request.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to describe the anti-takeover effect of the proposal. Please refer to page 19 of the Amendment. The Company has revised the Proxy Statement to disclose that the Peerless Group has not submitted a request to obtain an exemption under the Tax Plan. Please refer to page 17 of the Amendment.

Manner and Cost of Proxy Solicitation, page 45

4.	Please disclose the total expenditures to date since you already know that information.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to disclose the total expenditures to date. Please refer to page 47 of the Amendment.

5.	We note that proxies may be solicited by mail, personally, by telephone, by press release, or by other means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

November 17, 2011

Response: On behalf of the Company, we confirm the Company’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (312) 876-7666 or by fax at (312) 993-9767.

Very truly yours,

/s/ Mark D. Gerstein
Mark D. Gerstein of LATHAM & WATKINS LLP

cc: Peter L. Gray, ModusLink Global Solutions, Inc.

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